APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Antonios Cup Cake Factory, Inc.
Statement of Revenues & Expenses
Tax Basis

	12 Months Ended December 31, 2018
Revenue	
Sales	$ 152,640.78
Total Revenue	152,640.78
Cost of Goods Sold	
Inventory- Beginning	4,200.00
Purchases	49,209.25
Inventory- Ending	(1,523.00)
Total Cost of Goods Sold	51,886.25
Gross Profit	100,754.53
Operating Expenses	
Advertising	1,238.88
Automobile Expenses	1.40
Bank Charges	6,351.89
Depreciation	5,119.98
Insurance	2,736.87
Licenses and Permits	351.00
Office Expense	646.12
Payroll: Officers	2,392.00
Payroll	36,853.57
Payroll Taxes: SUTA	772.40
Rent	26,207.80
Supplies	1,895.52
Utilities	9,879.42
Total Operating Expenses	94,446.85
Operating Income (Loss)	6,307.68
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	6,307.68
State Corp Income Tax	96.00
Net Income (Loss)	$ 6,211.68

No assurance is provided on these financial statements. Substantially all disclosures ordinarily included in financial statements prepared on the tax-basis of accounting are not included. KGC Associates, CPA's PC

Antonios Cup Cake Factory, Inc.
Statement of Revenues & Expenses
Tax Basis

	12 Months Ended December 31, 2017
Revenue	
Sales	$ 150,729.87
Total Revenue	150,729.87
Cost of Goods Sold	
Purchases	57,183.35
Inventory- Ending	(4,200.00)
Total Cost of Goods Sold	52,983.35
Gross Profit	97,746.52
Operating Expenses	
Advertising	1,924.26
Automobile Expenses	3,540.10
Bank Charges	5,380.26
Data Processing	471.20
Depreciation	5,736.54
Donations	205.80
Insurance	3,458.66
Legal	100.00
Licenses and Permits	75.00
Maintenance	213.38
Payroll: Officers	7,260.00
Payroll	24,573.54
Payroll Taxes:FICA	2,435.27
Payroll Taxes: SUTA	1,642.17
Employer Payroll Taxes	(29.81)
Rent	19,401.00
Repairs and Maintenance	70.28
Supplies	979.39
Telephone	471.50
Utilities	9,324.69
Total Operating Expenses	87,233.23
Operating Income (Loss)	10,513.29
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	10,513.29
State Corp Income Tax	96.00
Net Income (Loss)	$ 10,417.29

No assurance is provided on these financial statements. Substantially all disclosures ordinarily included in financial statements prepared on the tax-basis of accounting are not included. KGC Associates, CPA's PC

Antonios Cup Cake Factory, Inc.
Statement of Assets, Liabilities, & Stockholders' Equity
Tax Basis
As of December 31, 2018

Assets

Current Assets		
Inventory	$	1,523.00
Prepaid Taxes		25.00
PPD Payroll Tax - State		201.88
Total Current Assets		1,749.88
Fixed Assets		
Furniture and Fixtures		7,000.00
Machinery and Equipment		39,598.21
Leasehold Improvements		13,000.00
Less Accumulated Depreciation		(49,384.37)
Total Fixed Assets		10,213.84
Non-Current Assets		
Security Deposits		1,914.00
Total Non-Current Assets		1,914.00
Total Assets	$	13,877.72

Antonios Cup Cake Factory, Inc.
Statement of Assets, Liabilities, & Stockholders' Equity
Tax Basis
As of December 31, 2018

Liabilities and Stockholders' Equity

Current Liabilities		
Cash Overdraft	$	7,679.97
FICA Tax Payable		7,238.76
Federal Withhold. Tax Payable		5,350.34
State Withhold. Tax Payable		351.62
Total Current Liabilities		20,620.69
Non-Current Liabilities		
Loans - Stockholders		3,043.70
Total Non-Current Liabilities		3,043.70
Total Liabilities		23,664.39
Stockholders' Equity		
Capital Stock		1,000.00
Retained Earnings		(10,786.67)
Total Stockholders' Equity		(9,786.67)
Total Liabilities and Stockholders' Equity	$	13,877.72

No assurance is provided on these financial statements. Substantially all disclosures ordinarily included in financial statements prepared on the tax-basis of accounting are not included. KGC Associates, CPA's PC

Antonios Cup Cake Factory, Inc.
Statement of Assets, Liabilities, & Stockholders' Equity
Tax Basis
As of December 31, 2017

Assets

Current Assets		
Inventory	$	4,200.00
Prepaid Taxes		25.00
PPD Payroll Tax - State		201.88
Total Current Assets		4,426.88
Fixed Assets		
Furniture and Fixtures		7,000.00
Machinery and Equipment		39,598.21
Leasehold Improvements		13,000.00
Less Accumulated Depreciation		(44,264.39)
Total Fixed Assets		15,333.82
Total Assets	$	19,760.70

No assurance is provided on these financial statements. Substantially all disclosures ordinarily included in financial statements prepared on the tax-basis of accounting are not included. KGC Associates, CPA's PC

Antonios Cup Cake Factory, Inc.
Statement of Assets, Liabilities, & Stockholders' Equity
Tax Basis
As of December 31, 2017

Liabilities and Stockholders' Equity

Current Liabilities	
Cash Overdraft	$ 5,171.28
FICA Tax Payable	5,858.42
Federal Withhold. Tax Payable	2,564.00
State Withhold. Tax Payable	235.05
Total Current Liabilities	13,828.75
Non-Current Liabilities	
Loans - Stockholders	13,738.34
Loans - Stockholders 1	8,191.96
Total Non-Current Liabilities	21,930.30
Total Liabilities	35,759.05
Stockholders' Equity	
Capital Stock	1,000.00
Retained Earnings	(16,998.35)
Total Stockholders' Equity	(15,998.35)
Total Liabilities and Stockholders' Equity	$ 19,760.70

No assurance is provided on these financial statements. Substantially all disclosures ordinarily included in financial statements prepared on the tax-basis of accounting are not included. KGC Associates, CPA's PC

I, Anthony Frontera, certify that:

1. The financial statements of ANTONIOS CUP CAKE FACTORY INC. included in this Form are true and complete in all material respects; and
2. The tax return information of ANTONIOS CUP CAKE FACTORY INC. included in this Form reflects accurately the information reported on the tax return for ANTONIOS CUP CAKE FACTORY INC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: [signature] 1BFBC5AFF7C5490...

Name: Anthony Frontera

Title: President